Exhibit (4)(iii)

EXHIBIT (4)(iii)

BEST ENTRY INDEX ACCOUNT RIDER

Transamerica Life Insurance Company

Cedar Rapids, Iowa

Contact us at 6400 C Street SW, Cedar Rapids, Iowa 52499

800-525-6205

www.transamerica.com

Best Entry Index Account Rider

This Rider is attached to and made part of the policy and becomes effective on the date You initially allocate Premium Payments or transfer Policy Value to the Index Account Option for this Rider as permitted in the policy. All provisions of the policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the policy, the provisions of this Rider shall prevail over the provisions of the policy.

This Rider may protect against Index Value downturns early in a Crediting Period by providing a crediting strategy that allows for resetting of the Index Value measured against market movements for end of period crediting or Interim Value purposes. Otherwise, such downturns may reduce potential interest crediting. There is no fee for this Rider.

RIDER DEFINITIONS:

Terms used that are not defined in this Rider shall have the same meaning as those in Your policy.

Best Entry Reset Maximum – The percentage that represents the maximum Initial Index Value change allowed for a reset.

Best Entry Reset Minimum Value – The lowest value to which the Initial Index Value can be reset. The Best Entry Reset Minimum Value equals the Index Value at the beginning of the Crediting Period multiplied by (1 plus the Best Entry Reset Maximum).

Best Entry Reset Threshold - The percentage that is compared to the lowest observed Index Value, as a percentage of the Initial Index Value at the beginning of the Crediting Period, to determine whether a reset of the Initial Index Value is applicable. This percentage is declared at the beginning of a Crediting Period.

Bond Reference Portfolio Yield – A reference portfolio yield rate which is the sum of a treasury rate and an option adjusted spread from a widely utilized bond index.

Crediting Period - The period of time following an allocation in which the current rates associated with the allocation will not change. It is also the period of time used to determine the Index Change and the corresponding interest to be credited.

Downside Protection Rate - A rate calculated if the Index Change is negative. This rate is equal to the lesser of (1) zero, or (2) the Index Change plus the Buffer Rate. The Buffer Rate used within this Rider is declared at the beginning of a Crediting Period.

Growth Opportunity Rate - A rate which is equal to the lesser of (1) the Index Change or (2) the Cap Rate and is calculated if the Index Change is zero or positive. The Cap Rate is declared at the beginning of a Crediting Period.

Index - The Index/Indices and exchange-traded fund(s) used to calculate interest on premiums or transfers allocated to the Index Account. We refer to these Indices and exchange-traded fund(s) using the terms Index/Indices.

Index Base – The portion of the Policy Value allocated to an Index Account Option less the sum of any adjustments for withdrawals, service charges and rider fees deducted from the Index Account Option since the beginning of a Crediting Period.

Index Change - The percentage of change in the Index Value from the beginning of the Crediting Period to the end of the Crediting Period. Adjustments are made so that any Index Change is not affected by an index split (a multiplying or dividing of an index’s share count that affects the index’s price). The rate is determined by [(A / B) – 1], where:

A	is the Index Value on the last day of the Crediting Period; and

B	is the Initial Index Value.

Index Credit - The amount credited at the end of a Crediting Period. The Index Credit is equal to the Index Credit Rate multiplied by the Index Base. The Index Credit could be positive or negative.

Index Credit Rate - The rate used to determine the Index Credit. The Index Credit Rate equals the Growth Opportunity Rate if the Index Change is zero or positive or the Downside Protection Rate if the Index Change is negative.

Index Value - The value of an Index at the end of a day. The Index Value on any day that is not a Business Day is the value as of the next Business Day. The Company will rely on the Index Value reported by a third party.

Initial Index Value - The value of an Index on the first day of the Crediting Period. If a reset occurs on any Observation Day, then this value will be changed to the greater of the lowest Index Value observed on any Observation Day or the Best Entry Reset Minimum Value.

Interim Value - The Interim Value is the value of the Index Account Option on any Business Day during the Crediting Period except the first and last day of the Crediting Period. The Interim Value is calculated at the end of each Business Day. The Interim Value may change each Business Day and the change may be either positive or negative. The Interim Value is the amount available in the Index Account for withdrawals, Surrender, annuitization and payable upon death.

Observation Day(s) - The day(s), based on the Observation Frequency, on which we observe Your Index Value to determine applicability of a reset of the Initial Index Value on the final Observation Day. The Initial Index Value may be reset to the lowest Index Value observed on any Observation Day. The number of day(s) is declared at the beginning of a Crediting Period.

Observation Frequency - How often the Index Value is observed for determining applicability of a reset. This frequency is declared at the beginning of a Crediting Period.

Option Value – The value of a hypothetical portfolio of options used to estimate the value of Your Index Credit prior to the end of the Crediting Period. The replicating portfolio of options are designated by Us for each Index Account Option and are used to estimate the fair value of the risk of loss and the possibility of gain at the end of a Crediting Period, expressed in percentage terms.

INDEX ACCOUNT

The Owner may allocate premium or transfer Policy Value to the Index Account. Interest on the Index Account is computed based on the changes in the Index during the Crediting Period. Interest is credited on the Index Account at the end of the Crediting Period. During the Crediting Period the Index Account value will be the Interim Value.

Prior to the end of the Crediting Period, we will notify You of the Indices, Crediting Periods and Index features available for transfer.

The Company may discontinue this Index Account Option. If this Index Account Option is discontinued, it will be closed such that no new premiums, reallocations or transfers would be allowed into this Index Account Option. If You are currently invested in this Index Account Option and it is discontinued, You will remain in this Index Account Option until the end of the Crediting Period.

The Index supporting this Index Account Option may be discontinued or the calculation of the Index may be substantially changed by the Index provider. In this situation, we may substitute this Index with an alternative Index. We will notify You (and any permitted assignee) of the substitution in writing.

The Company may restrict the available Index Account Option(s) in order to avoid conflict with Internal Revenue Code and/or the applicable tax regulations.

When the death benefit is payable before the end of the Crediting Period, the Interim Value will be calculated as of the date we receive due proof of death.

If there are multiple beneficiaries, the following applies for each individual beneficiary’s election. Upon receipt of due proof of death from a beneficiary electing a lump sum claim payment, we will pay the Interim Value for their portion of the benefits. If a beneficiary elects to continue the policy or defers payment, the current Crediting Period continues until its end date at which time the beneficiary may allocate to other currently available Allocation Account(s). Additional information regarding transfers and allocation to the Allocation Account(s) are specified in Section 8 of the policy. If the beneficiary elects a spousal continuation of the policy or defers payment pursuant to a delay and subsequently dies or elects to surrender the policy prior to the end of an Index Account Option Crediting Period, the Interim Value is used to determine benefit payments.

COMPUTATION OF INTEREST

This Rider allows for the Initial Index Value to be determined by the lowest Index Value on any Observation Day. If the lowest observed Index Value, as a percentage of the Index Value at the beginning of the Crediting Period, was equal to or below (1 plus the Best Entry Reset Threshold), then the Initial Index Value is reset to the Index Value on that Observation Day, but not below the Best Entry Reset Minimum Value. A lower Initial Index Value will generally result in an increased potential for interest crediting.

Interest for an Index Account Option is determined by multiplying the Index Credit Rate by the Index Base at the end of the Crediting Period.

The Index Credit Rate used to determine the interest credited to the values held in the Index Account Option at the end of the Crediting Period is equal to (1) or (2):

(1)	is the Growth Opportunity Rate if the Index Change is zero or positive; or

(2)	is the Downside Protection Rate if the Index Change is negative.

COMPUTATION OF INTERIM VALUE

The Interim Value is the value of the Index Account Option on any Business Day except for the first and last day of the Crediting Period. The Interim Value of an Index Account Option is calculated as [A * (1 + B)], where:

A	is the Index Base; and

B	is (1) + ((2) * (3)), where:

(1)	is the option rate on any Business Day prior to the end of the Crediting Period. It is determined as [C - (D * E)], where:

C	is the Option Value on any Business Day prior to the end of the Crediting Period;

D	is the Option Value on the first day of the Crediting Period; and

E	is the calendar days remaining in the Crediting Period divided by the days in the Crediting Period.

(2)	is the bond rate on any Business Day prior to the end of the Crediting Period. It is determined as [(1 + F) –H - (1 + G) –H], where:

F	is the Bond Reference Portfolio Yield on any Business Day prior to the end of the Crediting Period;

G	is the Bond Reference Portfolio Yield on the first day of the Crediting Period; and

H	is the calendar days remaining in the Crediting Period divided by 365.25.

(3)	is 1 minus the calendar days remaining in the surrender charge period divided by the days in the surrender charge period.

The option and bond rates may be positive or negative and are used to estimate the fair value of the Index Account Option. The option rate considers the risk of loss and the possibility of gain, and magnitudes thereof, at the end of a Crediting Period. The bond rate considers changes in the yield environment since the beginning of the Crediting Period.

TERMINATION

This Rider terminates upon termination of the policy to which this Rider is attached.

Signed for us at our home office.

Blake Bostwick	Karyn S.W. Polak
President	Secretary

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